UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Pistil & Pollen, LLC

Legal status of issuer
Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
March 16, 2016

Physical address of issuer
5082 East Hampden Avenue, Suite 242, Denver, CO 80222

Website of issuer
www.janewest.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
A commission equal to 2% of the total Securities issued as part of such successful Offering

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
X   Yes

☐   No

Oversubscriptions will be allocated:

☐   Pro-rata basis

☐   First-come, first-served basis
X   Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
April 20, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end (December 31, 2016)	Prior fiscal year-end (December 31, 2015)

Total Assets	$517,643	$0.00
Cash & Cash Equivalents	$517,643	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$2,780.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$13,021	$0.00
Cost of Goods Sold	$2,249	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$(312,196)	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 26, 2018

FORM C

Up to $1,070,000.00

Pistil & Pollen, LLC



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Pistil & Pollen, LLC, a Delaware limited liability company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities -- The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion subject to the Intermediary's terms of service. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive a commission equivalent to 2% of the total Securities issued as part of such successful Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500.00	$1,016,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Inc. dba "Republic" will receive a commission equivalent to 2% of the Securities being issued in this Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.janewest.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 26, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of

that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER' S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form Care forward-looking statements. Forward-looking statements give the Company' s current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company' s actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: www.janewest.com The Company must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with state law.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Pistil & Pollen, LLC (the "Company") is a Delaware limited liability company, formed on March 16, 2016. Pistil & Pollen, LLC was formed to assume and develop the business of Jane West, LLC, formed January 5, 2014 by Amy Dannemiller, related to brand and product development around the "Jane West" name and marks.

The Company is located at 5082 East Hampden Avenue, Suite 242, Denver, CO 80222.

The Company's website is www.janewest.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
We curate, design and sell a variety of products for cannabis consumers. We will produce revenue through licensing, packaging and product sales.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	25,000*
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	April 20, 2018
Use of proceeds	See the description of the use of proceeds on page 28 hereof.
Voting Rights	See the description of the voting rights on page 39 hereof.

*The total number of SAFEs outstanding is subject to increase in an amount equivalent to OpenDeal Inc. dba Republic's commission of 2% of the Securities issued in the Offering(s)."

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require

us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is fragmented with a variety of existing and emerging competitors.
We are producing products to facilitate the combustion and use of medical and recreational cannabis as well as for dry herb combustion and consumption. Competition for these products comes from manufacturers producing glass accessories used for these purposes as well as manufacturers of smokers' accessories that may be repurposed by cannabis consumers. We do not currently face competition from a major cannabis accessory company as the market in the United States is relatively new and developing. Our competitors currently include artisans producing smokers' accessories for sale and distribution into local smoke shops and medical and recreational dispensaries in legal cannabis markets. Additionally, dispensaries may offer accessories they source from a multitude of manufacturers offering products on such sources as Alibaba. Our existing competitors, or new entrants to the market, may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position and the likelihood that our products will achieve market acceptance as well as our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide materials for our products.
We depend on these suppliers through our manufacturers. Our proprietary product line, which we refer to as the "Collection" was designed and refined with commercial manufacturing facilities that source all of the underlying inputs. Our ability to manufacture may be adversely affected if suppliers or subcontractors of our factories do not provide the agreed-upon supplies or perform the agreed-upon services in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for particular materials.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

Through third party service providers we indirectly collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise the information stored there and result in unauthorized access, public disclosure or, lost or stolen information. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and potential regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees.

In particular, the Company is dependent on Amy Dannemiller who is the Chief Executive Officer of the Company. The Company has or intends to enter into an employment agreement with Amy Dannemiller although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Amy Dannemiller or any manager or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party suppliers for the materials used in the manufacturing of our products.

In 2017, the following suppliers provided the following percentage of the listed services, inputs or raw materials:

Supplier or Description: Pollen Gear
Service: ASTM, CPSC Child-Resistant Packaging

% of such service: 100.0%

Supplier or Description: GRAV Service: Glass
% of such service: 100.0%

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages

for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes that our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Medical-use and/ or recreational-use of cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use or recreational-use of cannabis would prevent us from executing our business plan.
Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical and/ or recreational cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them. The U.S. Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that it is the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. We may be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis. We would have to reposition the marketing and use of our products for dry herbs and would have to discontinue packaging sales related to branded cannabis.

The Rohrbacher-Blumenauer amendment, which protects medical cannabis patients and caregivers in legal medical states by prohibiting the U.S. Department of Justice (which includes the DEA) from using federal funds to prevent states from implementing their medical-use cannabis laws. is in effect until February 8, 2018. Congress will then need to include provisions for extension in the budget, pass new legislation or these federal protections may expire. In USA vs. McIntosh, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical- use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals.

Additionally, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. The Company does not sell cannabis however it may receive proceeds from licensed cannabis processors or producers.

Based on the Trump administration in general and the stated position of the Attorney General of the United States in particular, there is also no guarantee that the current administration or future administrations will not revise federal enforcement priorities and choose to strictly enforce the federal laws governing cannabis production or distribution. At this time, it is unknown whether the Trump administration will change the federal government's current enforcement posture with respect to state licensed medical use cannabis. Any such change in the federal government's current enforcement posture with respect to state-licensed cultivation of medical-use cannabis would result in our inability to execute our business plan and we would suffer significant losses and may be required to cease operations.

Any changes in state or local laws that reduce or eliminate the ability of companies that acquire our products or packaging to cultivate and produce medical use cannabis would materially and negatively impact on our business.

Our ability to grow our business depends on state laws pertaining to the cannabis industry.
Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the medical-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states.

FDA regulation of medical-use cannabis and the possible registration of facilities where medical- use cannabis is grown could negatively affect the medical-use cannabis industry and our financial condition.

Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration ("FDA") would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or cGMPs, related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the medical-use cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we are or consumers of our packaging and products are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

We may have difficulty accessing the service of banks, which may make it difficult to contract for real estate needs.
Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act.   Financial institutions may err on the side of caution when choosing to bank companies due to a perceived risk of such companies being "cannabis" companies (even if we don't touch the plant). Recent guidance issued by the Financial Crimes Enforcement Network, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis- related businesses

consistent with their obligations under the Bank Secrecy Act. Nevertheless, businesses involved in (or perceived to be involved in) the regulated medical-use cannabis industry continue to encounter difficulty establishing and/ or maintaining banking relationships. The inability of our licensed counterparts to maintain bank accounts, or closure of our bank accounts, would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

The SEC is monitoring the cannabis industry and may halt or prevent the Offering or sale of our securities due to the bad acts of others.
On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in cannabis-related companies. The SEC noted an increase in the number of investor complaints regarding cannabis-related investments. The SEC issued temporary trading suspensions for the common stock of five different cannabis-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all cannabis-related companies which would have a material adverse affect on our ability to raise capital and our business.

Laws and regulations affecting the regulated cannabis industry and state specific definitions of paraphernalia are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.
Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Applicable state laws may prevent us from maximizing our potential income.
Depending on the laws of each particular state, we may not be able to fully realize our potential to generate profit. Furthermore, cities and counties are being given broad discretion to ban certain cannabis activities. Even if these activities are legal under state law, specific cities and counties may ban them.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices or more generally of our business. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Facebook and Instagram have shut down accounts of cannabis businesses and some cannabis related posts are blocked by the social media platforms. Having our social media accounts shut down or blocked could seriously damage our brand or reputation. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain materials in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company' s products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences may result in the need for our products to change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the material, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand. Freight charges in particular vary widely when air is used rather than container shipment. We may choose to ship goods in small batches by air to ensure smooth delivery and operations. The sales prices to our customers are a delivered price. Therefore, changes in our input and specifically shipping costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may

shift purchases to lower-priced or other value offerings which may adversely affect our results of operations.

The supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.
Retail customers in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both within and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of

food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of

certain service providers.

These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company. These expenses include deferred legal fees of approximately $20,000.00 and deferred accounting fees of approximately $7,000.00. Additionally, we are in the process of taking delivery of remaining Collection units and will owe the producers approximately $75,000 including estimated shipping related expenses. Payments for the Collection units will be made when the good are ready for shipment.

A majority of the Company is owned by a small number of owners.

The Company is owned by twenty (20) members in varied classes of units. The Company is controlled by a three person board with the majority holder of each of the Class A-1, Class A-2 and Class B units appointing a Manager. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these majority investors may be able to exercise significant influence through their Board appointments. The Board is responsible for approving significant Company transactions, and will have significant control over the Company's budget, management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership and Board control could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their Board influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to member approval.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series D Preferred Units, the Series D-CF Shadow Security holders will be required to vote the same way as a majority of the Series D Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any manager or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Securities do not have a discount rate.

The Securities do not have a discount rate, which would be applied to the conversion price of the Securities based on the price of a future equity financing. Convertible securities often provide a discount rate, which is applied to the price of the future financing to determine the conversion price. For instance, if the future equity financing were priced at $10 per share, convertible securities that incorporated a discount rate might be convertible at $8 per share. Such discount rate benefits the convertible security holders, who receive more securities from the conversion than the purchase price of their convertible securities would suggest. The Securities do not have a discount rate and thus, will be convertible at the price established by the future equity financing regardless of the price of such future securities or the future valuation of the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN

THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
We are a cannabis products company and lifestyle brand that curates, designs and sell a variety of products for cannabis consumers. We will produce revenue through licensing, packaging and product sales.

Business Plan

The Company is committed to normalizing and simplifying cannabis use through development of the Jane West brand.

Jane West, is a voice for mainstream consumers and women like her who stand to benefit greatly from an alternative to alcohol and pharmaceuticals. She believes that cannabis is the best alternative and showcases her cannabis lifestyle through traditional and social media. Jane West is also a product expert, offering branded glass and the Company's proprietary products (the, "Collection") to those looking to elevate their cannabis experience with products that seamlessly integrate into a well styled life. In legal markets, Jane West will work with licensed cultivators and processors to select cannabis varietals that may be branded DAY or NIGHT in Jane West packaging. This approach simplifies the consumers buying decision in the dispensary and also offers packaging with a product recommended by Jane West for day or night. We intend to start with pre-rolls and develop recipes or processes for other delivery forms which may include edibles, tinctures, topicals and vape products. The Company's business strategy leverages its brand, trade secrets and ability to design, develop and distribute functional well designed cannabis accessories to provide customers with simplified, normalized and seamless integration of cannabis into their active lives.

History of the Business

One day, as Colorado prepared to roll out its recreational cannabis program, a career woman and suburban mom had an idea. Why not incorporate the substance she enjoyed into the dinner parties she hosted for her friends? In a matter of months, the Company's Founder adopted "Jane West" as her nom de plume and was hosting cannabis events that put the plant in a sophisticated, social setting. The events started selling out, and the national and international media were soon writing about this exciting new idea as a reflection of Colorado's closely watched, fledgling legalization program.

Prior to launching her consumption-friendly cannabis events company Edible Events in 2014, Jane was a working mother rising through the management ranks as a corporate event planner. After her employer spotted her vaping on CNBC, she was quickly fired. Jane took this opportunity to fully immerse and invest herself in the cannabis industry full time. She founded Women Grow, the cannabis industry's largest professional networking organization, and Pistil & Pollen (March 16, 2016) to build her eponymous cannabis lifestyle brand Jane West where she develops accessories and home goods that invite mainstream women to experience the benefits of cannabis and take part in the legal lifestyle.

Since inception in March of 2016 the Company has accomplished the following milestones.

Raised $125,000 from two angel investors to set up the initial corporate structure, hire Pollen Design as the

proprietary product designer and begin building an ecommerce site.

Raised $970,000 from thirteen investors in order to:
Build out a more robust legal structure.
Initiate trademark filings to protect the Jane West name and mark in a variety of classes.
Acquire general liability insurance.
Hire Jesse Meighan as COO and Amy Dannemiller as CEO.
Retained Verdant Communications as the Company's public relations team to handle all the incoming media and event inquiries.
Added consultants where necessary to help with CFO roles, sales, videos, photo shoots and fulfillment
Developed, refined and manufactured the Collection with initial quantities landing in the US in December in time to sell 412 units on Touch of Modern for Christmas 2017.
Launched and supported glass sales with GRAV (29 SKUS in total) through GRAVs distribution network. From December 2016 through December 2017 there were 9,315 pieces of glass sold with the following distribution by product.


GRAV Glass Sales by Product
11%
34%
21%
18%
12%
4%
10" Jane West™ Beaker - Cobalt
3" Jane West™ Taster - Cobalt
4" Jane West™ Spoon - Cobalt
4" Jane West™ Steamroller - Cobalt
5.5" Jane West™ Upright Bubbler - Cobalt
Jane West™14mm Bowl - Cobalt

Started fulfilling orders from sales to distributors, retailers and e-comm consumers from a fulfillment center in Colorado with $15,598.44 in proprietary product sales from November 26, 2017 to January 18, 2018.
Built out the Company's customer relationship management platform with hundreds of businesses entered, developed sales team standard operating procedures, call scripts and training materials to scale as we expand into new markets.
Launched packaging sales for pre-rolls in Colorado. The Company's packaging contains carefully selected flower branded DAY and NIGHT which is sold into the market by a 100% female owned and operated facility in Lafayette, CO. This packaging was offered in eleven (11) stores in Colorado as of the day of this writing and a salesperson was added in January 2018 to expand the brands footprint. Sales numbers not yet available.

The Company's Products and/or Services

Product / Service	Description	Current Market
Glass accessories	Beaker, Bubbler, Taster, Steamroller and Bowl	Consumers in the $30+ Billion global cannabis market
The Collection	Compact, Classic, Solo & Wand	Consumers in the $30+ billion global cannabis market

| Packaging | ASTM, CPSC Child-Resistant packaging for cannabis consumables | Currently marketed in the $1+ billion Colorado market with plans to launch into other legal markets |

We are constantly researching and developing new accessory and packaging products we think might appeal to our customers. We currently offer 29 product accessory skus and anticipate expanding this number through offering additional colors of glass and new proprietary product finishes. Packaging sales are expected to expand from Colorado into other legal markets and intellectual property may be developed in the form of recipes for edibles, tinctures, topicals and the other similar offerings that would launch into markets through licensing and packaging agreements.

The Company employs a variety of direct distribution channels, such as third-party wholesalers, retailers and online retailers.

Competition
The Company competes with other cannabis accessory makers such as PAX and artisans of hand crafted accessories. Additionally, the Company may compete more broadly with cannabis brands such as Willie's Reserve, Marley Natural, van der Pop that market flower and limited accessories. GRAV, while the Company's glass partner is also a competitor as one of the largest precision glass companies offering products suitable for use with cannabis.

The US markets in which the Company's products are sold differ based on the dynamics of each state. For instance, the Company's products may be sold in medical and/ or recreational dispensaries for use by legal cannabis consumers. Additionally, the Company's products may be used to smoke herbs in markets that do not include cannabis dispensaries. In these markets, the Company's products may be sold in local smoke shops or other specialized gift retailers. The Company's products may compete against similar products produced by artisans in local markets. We are not aware of any large global competitors. In many of the markets and industry segments in which we sell the Company's products, we compete against limited branded products and dispensary private-label offerings. We are well positioned in the industry segments and markets in which we operate, and seek to hold a leadership or significant market share position. Product quality, performance, value and packaging are also important differentiating factors.

Supply Chain and Customer Base
Glass products are supplied by GRAV. The Company generates licensing revenue related to GRAV sales of JW branded accessories. Additionally, the Company may hold inventory of GRAV produced glass to offer direct to retailer or consumers with whom the Company has a relationship. The Company relies on its relationship with GRAV to offer the signature glass products. The Company's Collection is designed by Pollen Gear and produced abroad under the joint supervision of the Company and Pollen Gear. The Company owns all designs and may move manufacturing to a number of other facilities if necessary. Collection product packaging is purchased through the Company's manufacturing relationships abroad. Other packaging related to ASTM, CPSC Child-Resistant packaging is purchased from Pollen Gear. In the event Pollen Gear was unable to sell the Company packaging, other vendors exist.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Pollen Gear	ASTM, CPSC Child-Resistant Packaging	100.0%

GRAV	Glass	100.0%

The Company's customers include distributors, smoke shops, dispensaries, e-commerce stores and individual consumers.

Intellectual Property

Trademarks

Application or Registration #	Goods/Services	Mark	File Date	Registration Date
87252341	Class 34: Electronic cigarette cases; Electronic cigarette holders; Electronic cigarettes; Oral vaporizers for smoking purposes; Smoking pipes; Snuff dispensers; Tobacco water pipes.	Jane West	November 30, 2016	
87252365	Class 35: Advertising services, namely, promoting the brands, goods and services of others; Endorsement services, namely, promoting the goods and services of others.	Jane West	November 30, 2016	
87252372	Class 41: Providing information, news and commentary in the field of entertainment, pop culture and recreation and leisure activities; entertainment services, namely, personal appearances by an entrepreneur and business woman.	Jane West	November 30, 2016	
87001996	Class 35: On- line retail store services featuring a wide variety of consumer goods of others.	Jane West	April 15, 2016	
5,318,958	Class 44: Providing information in the field of alternative health and healing, wellness and nutrition.	Cannabis Cleanse	November 4, 2016	October 24, 2017
87731259	Class 34: Electronic cigarette cases.	JW	December 21, 2017	

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities and may be subject to the laws and regulations of international countries and bodies, such as the European Union (the "EU") to the extent sales are activated in these territories. These laws and regulations are subject to change.

Litigation
None

Other
The Company's principal address is 5082 East Hampden Avenue, Suite 242, Denver, CO 80222.

The Company does not have any additional addresses.

The Company conducts business in Colorado.

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
JW Homegoods, LLC	Limited Liability Company	Delaware	October 27, 2016	100.0%
Electric Feel, LLC	C-Corporation	Delaware	October 17, 2016	100.0%
Two Cats, LLC	Limited Liability Company	Delaware	October 17, 2016	100.0%
Triple Dutch, LLC	Limited Liability Company	Delaware	October 17, 2016	100.0%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	10.00%	$2,500	5.00%	$53,500
Campaign marketing expenses or related reimbursement	8.00%	$2,000	0.47%	$5,000
Estimated Attorney Fees	6.00%	$1,500	4.67%	$50.000
Estimated Accountant/Auditor Fees	16.00%	$4,000	0.56%	$6,000
General Marketing	0.00%	$0.00	9.35%	$100,000
Research & Development	0.00%	$0.00	4.67%	$50,000
Manufacturing	0.00%	$0.00	9.35%	$100,000
Future Wages	0.00%	$0.00	37.38%	$400,000
Accrued Expenses of managers, officer,	0.00%	$0.00	6.36%	$68,000

directors or employees				
Repayment of Obligations in Arrears	0.00%	$0.00	2.52%	$27,000
General Working Capital	60.00%	$15,000	19.67%	$210,500
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

General marketing efforts and sales collateral will increase with available proceeds. Research and development budgeting will increase to develop formulations, recipes and other intellectual property with available proceeds. Future wages will include salary for the CEO and COO as well as support staff that may be hired. Working capital will be allocated to specific initiatives based on expected growth and profitability.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company will modify use of proceeds based on current market conditions and demand and at the discretion of the Board.

MANAGERS, OFFICERS AND EMPLOYEES

Managers
The managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Scot Crow

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager (January 24, 2018 to present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Scot Crow is Member and Practice Department Manager: Corporate, M&A, Private Equity, Securities and Tax of Dickinson Wright PLLC.

Education
B.S., Franciscan University
J.D. Capital University Law School, Order of the Curie
LL.M., Taxation, Capital University
Ohio Bar

Name
Heather Q Molloy
All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager, March 16, 2016 to Present
Chief Financial Officer, March 16, 2016 to Present
Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Financial Officer, March 16, 2016 to Present. Responsible for financial oversight, strategy and legal matters.

Founder and Manger, ulu capital & consulting, llc, June 2013 to Present. Consult with operators, investors and applicants in the emerging cannabis market and operators and investors in the highly regulated insurance industry.

Managing Director, G2 Investment Group August 2010 - May 2013, Capital Market Sales.

Director, Swiss Re July 1996 - August 2010, Structured Credit.

Education, MBA. Finance, 2001, New York University, Leonard N. Stern School of Business
BS, Marketing (and Philosophy), Boston College, Wallace E. Carroll School of Management

---

Name
Amy Dannemiller

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager and CEO, March 16, 2016 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder, Chairwoman, Women Grow (2014-2017)
Founder, Edible Events Company (2013)

Education
MSW, Denver University
BS, International Relations, University of Wisconsin

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Heather Q Molloy

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, March 16, 2016 to Present

Chief Financial Officer, March 16, 2016 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Financial Officer, March 16, 2016 to Present. Responsible for financial oversight, strategy and legal matters.

Founder and Manger, ulu capital & consulting, llc, June 2013 to Present. Consult with operators, investors and applicants in the emerging cannabis market and operators and investors in the highly regulated insurance industry.

Managing Director, G2 Investment Group August 2010 - May 2013, Capital Market Sales.

Director, Swiss Re July 1996 - August 2010, Structured Credit.
Education
MBA. Finance, 2001, New York University, Leonard N. Stern School of Business
BS, Marketing (and Philosophy), Boston College, Wallace E. Carroll School of Management

___

Name
Jesse Meighan

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operations Officer 10/17/2016 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Operations Officer, Pistil & Pollen, LLC 10/17/2016 to present
Consultant, Pistil & Pollen to 12/1/2015 to 10/17/2016
Co-Founder, A Peace Treaty, 2008-2015

Education
Academy of Art University CFDA Incubator 2014- 2015

___

Name
Amy Dannemiller

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager and CEO, March 16, 2016 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder, Chairwoman, Women Grow (2014 to 2017)
Founder, Edible Events Company (2013)

Education

MSW, Denver University
BS, International Relations, University of Wisconsin

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Colorado and California. The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Jesse Meighan	Employment Agreement	October 17, 2017	October 17, 2019

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A-1 LLC/Membership Interests
Amount outstanding	750,000
Voting Rights	Certain voting rights with Board Representation
Anti-Dilution Rights	Founders units with anti-dilution protection until $2mm in aggregate proceeds raised.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These securities will represent no less than 12.5% of the Company until $2mm in equity capital raised which will mean that Class B, Class C (profits interest) and SAFE will be diluted by a percentage higher than the As in the short run.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	12.998%

Type of security	Class A-2 LLC/Membership Interests
Amount outstanding	750,000
Voting Rights	Certain voting rights with Board Representation
Anti-Dilution Rights	Founders units with anti-dilution protection until $2mm in aggregate proceeds raised.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These securities will represent no less than 12.5% of the Company until $2mm in equity capital raised which will mean that Class B, Class C (profits interest) and SAFE will be diluted by a percentage higher than the As in the short run.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	12.998%

Type of security	Class B LLC/Membership Interests
Amount outstanding	970,000
Voting Rights	Board representation controlled by majority holder of the Class B units
Anti-Dilution Rights	To the extent that the Company issues any Remaining Class B Membership Units, Units or other equity in the Company (collectively "New Units") (other than any issuance pursuant to (i) the sellers of a company or a business (or any related assets) acquired by or merged with the Company as part or all of the acquisition; (ii) any additional Class B Membership Units issued pursuant to this Agreement; or (iii) any employee incentive plan that has been adopted by the Company) and the purchase price per Unit is less than $1.00 (as determined without regard to the operation of this Agreement and the issuance of Adjusting Units), as adjusted (a "Dilutive Transaction"), contemporaneously with the Dilutive Transaction, (i) the Company will issue to each of the Class B Members additional Class B Membership Units in the Company in an amount which provides them with the Percentage Interest which they would have held in the Company represented by the Units purchased by them on date of the Dilutive Transaction, had the New Units been sold at $1.00 per Unit, as Adjusted ("Adjusting Units") and (ii) the number of Remaining Units Class B Units available for purchase by the Class B Members pursuant to

	Section 1.1, above shall be increased to an amount which shall be increased to an amount would provide each Class B Member with the Percentage Interest (upon exercise of an Option) which they would have held in the Company represented by the Units available for purchase by them on date of the Dilutive Transaction, had the New Units been sold at.
	$1.00 per Unit.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	16.811%

Type of security	Class C LLC/Membership Interests
Amount outstanding	3,300,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	57.192%

The Company does not have any debt currently outstanding.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Class A -2 Membership Interests	125,000	$125,000	Formation	March 16, 2016	Rule 506(b)
Class B/Member ship Interests	970,000	$970,000.00	Start-up operations	September 1, 2016	Rule 506(b)

Valuation

Based on the Offering price of the Securities, there is no pre-Offering value ascribed to the Company.

Ownership

The Company is held by twenty (20) members. The largest holder is an entity owned and controlled by Founder Amy Dannemiller with 45.754% of the total units.

Below are the beneficial owners of 20% percent or more of the Company's outstanding units.

Name	Percentage Owned Prior to Offering
Amy Dannemiller	46%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company intends to achieve revenue from licensing, product and packaging sales with a goal of breaking even or achieving profitability in the next 12 months.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we had $123,467.42 cash on hand as of January 19, 2018, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering: Current members have committed to lend $100,000 pursuant to a Promissory Note to support the Company as needed for operations.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
The Company will acquire proprietary product inventory on a rolling monthly basis. In aggregate this represents a commitment of approximately $75,000. This number includes shipping costs related to such inventory purchases.

Pursuant to a design agreement with a Supplier, the Company will pay royalties of 5% capped at $25,000 per proprietary product.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 20, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction. The price of the Securities has not yet been determined but will be determined by The Company will determine the price based on a maximum raise representing units equal to 10% of the Company at a value of ten million dollars and applying the mechanics of the Company's operating agreement. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
Securities in an amount equal to 2% of the total Securities issued as part of such Successful Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the minimum amount is sold), we will have membership interests outstanding.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $2,000,000 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to:

(a)   if the valuation of the Company immediately prior to such Equity Financing is less than or equal to $10,000,000.00, the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by the lowest price per share of the Securities sold in such Equity Financing;

OR

(b)   if the valuation of the Company immediately prior to such Equity Financing is greater than $10,000,000.00, the quotient obtained by dividing the Purchase Amount by the Safe Price (see below).

The applicable denominator that is used above (either the lowest price per share of Securities sold in such Equity Financing or the Safe Price) shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the

Securities upon the first Equity Financing following the issuance of the Securities.

The "Safe Price" is equal to $10,000,000.00 divided by the "Fully Diluted Capitalization," which is the aggregate number of issued and outstanding units of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including units of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all units of capital stock reserved and available for future issuance under any of the Company' s existing equity inventive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to: the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient resulting from dividing (x) the Company' s current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company' s available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting Securities entitled to elect the Company's board of managers, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting Securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of units then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted

basis based on a valuation of common stock as determined in good faith by the Company's board of managers at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company operates pursuant to an operating agreement and is managed by a Board of Managers. Majority Board approval is required to make material decisions such as entering contracts, borrowing or investing money and issuing units and/ or profits interests. Pursuant to the operating agreement, the Class A holders have pre-emptive rights to purchase units in subsequent offerings. The Company has an Investor Rights Agreement in place. This agreement offers Class B Membership units pre-emptive rights, increased the Board of Managers to include a Manager appointed by a Voting Majority of the Class B holders, provides the Class B Manager the right to name an observer to the Board, provides information rights, and certain protective provisions related to reorganization, sale, budgets, capital expenditures, debt, employment agreements, amending units in a manner adverse to the B units, issuing new units, modifying the size of the Board, adding subsidiaries.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

The Company does not have capital stock or treasury units and will need to authorize units in the future to convert the Securities, because the entity is a limited liability company.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Related Person/Entity	Amy Dannemiller
Relationship to the Company	CEO, Member and Manager

Total amount of money involved	$125,000.00
Benefits or compensation received by related person	Capital account credit
Benefits or compensation received by Company	The Company benefits from ongoing ownership of the Jane West brand, name and marks
Description of the transaction	Amy Dannemiller transferred rights to the Jane West name and mark which have been further protected by subsidiaries of the Company.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

OTHER INFORMATION
None.

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Amy Dannemiller
(Signature)

Amy Dannemiller
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Amy Dannemiller
(Signature)

Amy Dannemiller
(Name)

Manager
(Title)

1/26/18
(Date)

/s/ Scot Crow
(Signature)

Scot Crow
(Name)

Manager
(Title)

1/26/18
(Date)

/s/ Heather Q Molloy
(Signature)

Heather Q Molloy
_____
(Name)

Manager
_____
(Title)

1/26/18
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page

EXHIBIT A
Financial Statements

PISTIL & POLLEN, LLC

Unaudited Financial Statements for Period from

March 16, 2016 (Inception) through December 31, 2016



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

January 24, 2018

To: Board of Managers, Pistil & Pollen, LLC

Re: 2016 Financial Statement Review
Pistil & Pollen, LLC

We have reviewed the accompanying financial statements of Pistil & Pollen, LLC (the "Company"), which comprise the balance sheet(s) as of December 31, 2016, and the related statements of income and cash flows for the period(s) from March 16, 2016 (inception) through December 31, 2016, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

PISTIL & POLLEN, LLC
BALANCE SHEET
As of December 31, 2016
(Unaudited)

	2016
TOTAL ASSETS	
Current Assets:	
Cash and cash equivalents	$ 517,643
Accounts receivable	0
Inventory	0
Total Current Assets	517,643
Non-Current Assets:	
Trademarks, net	11,224
Deposits	67,614
Total Non-Current Assets	78,838
TOTAL ASSETS	$ 596,481
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Current Liabilities:	
Accounts payable	$ 2,585
Accrued expenses	195
Total Current Liabilities	2,780
TOTAL LIABILITIES	2,780
Members' Capital	
Member Capital	905,897
Accumulated deficit	(312,196)
TOTAL MEMBERS' CAPITAL	593,701
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 596,481

The accompanying notes are an integral part of these unaudited financial statements.


PISTIL & POLLEN, LLC
INCOME STATEMENT
For the Period from March 16, 2016 (Inception) through December 31, 2016
(Unaudited)


	2016
Revenues, net	$ 13,021
Cost of revenues	2,249
Gross Profit	10,772
Operating Expenses:	
General and administrative	232,193
Sales and marketing	66,562
Organizational expenses	16,370
Technology expenses	7,268
Amortization of intangibles	591
Total Operating Expenses	322,984
Loss from operations	(312,212)
Other Income (Expense):	
Interest income (expense)	16
Total Other Expense	16
Net Loss	$ (312,196)


The accompanying notes are an integral part of these unaudited financial statements.


PISTIL & POLLEN, LLC
STATEMENT OF MEMBERS' CAPITAL
For the Period from March 16, 2016 (Inception) through December 31, 2016
(Unaudited)

	Member Units	Accumulated Deficit	Total Member's Capital (Deficit)
Balance as of March 16, 2016	$0	$0	$0
Member Capital Contributions	905,897	0	905,897
Net Loss	0	(312,196)	(312,196)
Balance as of December 31, 2016	$905,897	$(312,196)	$593,701

The accompanying notes are an integral part of these unaudited financial statements.

PISTIL & POLLEN, LLC
STATEMENT OF CASH FLOWS
For the Period from March 16, 2016 (Inception) through December 31, 2016
(Unaudited)

	2016
Cash Flows From Operating Activities	
Net Loss	$(312,196)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization of intangibles	591
Changes in operating assets and liabilities:	
(Increase) Decrease in accounts receivable	0
(Increase) Decrease in deposits	(67,614)
Increase (Decrease) in accounts payable and accrued expenses	2,780
Net Cash Used In Operating Activities	(376,439)
Cash Flows From Investing Activities	
Purchase of trademarks	(11,815)
Net Cash Used In Investing Activities	(11,815)
Cash Flows From Financing Activities	
Proceeds from sale of membership units, net	905,897
Net Cash Provided By Financing Activities	905,897
Net Change In Cash	517,643
Cash at Beginning of Period	0
Cash at End of Period	$517,643
Supplemental Disclosure of Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income taxes	0

The accompanying notes are an integral part of these unaudited financial statements.

PISTIL & POLLEN, LLC
NOTES TO FINANCIAL STATEMENTS
For the Period from March 16, 2016 (Inception) through December 31, 2016
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Pistil & Pollen, LLC. (the "Company") was incorporated on March 16, 2016 ("Inception") in the state of Delaware. We curate, design and sell a variety of branded packaging and products for cannabis consumers. We will produce revenue through licensing, packaging and product sales relating to our brands.

Since Inception, the Company has relied on member capital to fund its operations. As of December 31, 2016, the Company has not reached profitability and will likely incur additional losses prior to generating positive results. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see additional Note below) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2016, the Company is operating as a going concern. See Note 1 and Note 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2016, the Company had $517,643 of cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or,

if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2016, the Company had $0 accounts receivables.

Sales Taxes

Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Shipping and Handling Costs

Shipping and handling costs are recorded as cost of revenue and amounts billed to customers for shipping and handling costs are recorded in revenue.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2016, the Company had acquired no property and equipment.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements
In May 2014, FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers." ASU No. 2014-09 contains a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard permits the use of either the retrospective or cumulative effect transition method. Early adoption is permitted for reporting periods beginning after December 15, 2016. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

In May 2017, FASB issued ASU 2017-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.
respectively.

NOTE 3 – MEMBER'S CAPITAL

Thee Company has the following classes of ownership:

Class A-1 Units represent the ownership to the original founder and certain strategic partner(s) that have helped with the formation of the Company.   There are currently 750,000 Class A-1 units outstanding.

Class A-2 units represent the sale of 750,000 units to two investors for $125,000.

Class A-1 and Class A-2 units each have the right to select a member of the three person Board of Managers. The Class A-1 and Class A-2 units will receive a pro-rata return of capital with the Class B units but then have rights to receive a 5 percent per annum return on their investment amounts. Additionally, the Class A-1 and Class A-2 units have non-dilution protection until the Company has raised at least $2,000,000 in total capital from the sale of Class B units or through crowdfunding or other capital raising efforts.

Class B units represent the sale of 800,000 units to multiple investors for $800,000.   The Company has authorized the issuance of $1,200,000 of Class B units. The Class B units have a board seat controlled by the majority holder and the right to a return of capital *pari passu* with the Class A-1 and Class A-2 units. Class B units will then receive a share of profits after the Class A-1 and Class A-2 5 percent per annum return has been paid.

Class C Units represent the issuance of 3,300,000 membership units to the original founders, advisors and key employees.   These units are profit interests to be shared only after the Class A-1, Class A-2 and Class B Units have had their initial capital repaid and subsequent to the Class A-1 and Class A-2 units receiving their 5 percent per annum return.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or its founder.

NOTE 5– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2016 and has incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 6) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Class B Unit Offering
The Company has issued additional Class B units since the balance sheet date of these financial statements in exchange for $170,000.

Anticipated Crowdfunded Offering

The Company is offering up to 1,070,000 Simple Agreements for Future Equity ("SAFEs") for up to $1,070,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by March 2018 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc., (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 5% commission fee and a SAFE equivalent to 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through January 24, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Video Transcript

SCRIPT FOR FORM C FILING

Hi, I'm Jane West, CEO of the lifestyle brand that is shaping a new cannabis culture.

Today, more than 60% of Americans have some form of access to legal cannabis. Mainstream adults like me are coming out of the cannabis closet, but our accessories look and feel like they belong in the basement.-The new legal lifestyle needs a major makeover.

I've been at the forefront of cannabis culture since Colorado legalized in 2014, and I've spent the past several years successfully inviting mainstream America to engage with all aspects of cannabis. After organizing Colorado's first upscale cannabis-friendly events, and founding the industry's largest professional network, I saw the need for the cannabis lifestyle products I just couldn't find….sleek, eye catching, high quality accessories. I am thrilled to talk to you today about what my team and I are building.

At Jane West, we're creating stylish, functional cannabis home goods and accessories that fit effortlessly into people's everyday lives. We are also branding cannabis in Colorado and are developing a full suite of consumables.

Our products address the unmet needs of an untapped emerging market of adults who consume or are curious about whole flower cannabis.

We launched with two collections: homegoods and on the go accessories.

Our five-piece line of cannabis homegoods is widely available in stores and online in three vivid colors: cobalt, cloud and emerald.

Our Collection was designed for chic, discreet use on the go. AND as an additional perk for your support if you invest $500 or more you will receive all four pieces in the Collection The Wand, The Classic, The Compact and The Solo.

In the past 16 months we have built a scalable foundation for our company. We raised 1MM, brought 27 SKUS to market, and designed and produced all of our marketing materials and packaging in-house. We've also been featured in major media outlets like TIME, Inc., Forbes, Newsweek, MarketWatch, and more.

Along the way, my dream team and I have formed strong platform for a global brand that creates the iconic products that are already defining the legal lifestyle emerging worldwide, right now.

Our vision is HUGE. We are about to expand our product line and team, and your funding will help us get there faster. Together, we can elevate the cannabis experience for millions of people who are ready to transform the way they relax, socialize and engage with the world.

I am very grateful to have this platform to democratize investing and offer a stake in our company -in the booming mainstream cannabis culture- to all of you. I believe that our investors are an important source of energy that fuels the growth of the company. And while it's easy to say "diversity is important" I have dedicated myself to it and built a company that is currently 80% held by women and people of color. And now I am able to offer a stake in our future to all of you, and I couldn't be more excited to ask you today to invest in Jane.

EXHIBIT C
Offering Page



Company Name	Jane West
Logo	
Headline	Jane West offers elevated one-stop shopping for cannabis consumers.
Cover photo	

Hero Image



Tags

Women Founders, Consumer Goods, Lifestyle, B2C, Cannabis

Pitch text

Highlights

- Jane West is a lifestyle brand that is elevating the cannabis user experience to promote normalization.
- We're led by an all-female founding team and CEO Jane West, "*the most widely recognized female personality in cannabis.*" (Inc. Magazine)
- As a mainstream media personality, Jane appeals to women who are increasingly curious about cannabis, especially first-time (or first time in a long time) consumers.
- Legal cannabis in the US is an $8B market opportunity that is growing 16% each year.
- We've raised over $1M in capital to date, and are currently 80% held by women and people of color.

Meet Jane West



"Jane is a non stop entrepreneur committed to changing the face of women in cannabis - both as consumers and as leaders."

Inc.



As the founder of Women Grow, the cannabis industry's largest professional network, Jane's magnetic personality and passion for the cause have made her a sought after speaker and advisor.



As a proud daily cannabis user, Jane is changing perceptions swiftly by providing insider access to the legal lifestyle.

She's showing women (and men) why life is #BetterWithJane.



Every piece in the Jane West Collection is sleek and stylish, designed to fit the needs of everyday women so they can seamlessly enhance their daily routine.

The Problem



National legalization is fast-approaching, but the cannabis market is fragmented and underdeveloped.


purple
kush
scout
blueberry
super
sour
cherry
girl
cookies
diesel
white
lemon
blue
bang's
dutch
haze
dream
bubba
grape
skunk
jack

There are more new users each day, and they are overwhelmed with choice...

...but the products available lack sophistication and largely cater to core users already engaged with cannabis subculture.



The majority of Americans no longer think of cannabis as illicit, yet there is still a lack of consumer education.

New users have questions about flower and the products used to consume it.

The Solution



Jane West offers approachable, elevated, one stop shopping for new and mainstream cannabis consumers.



We simplify the flower buying process by creating just two varietals in **DAY** and **NIGHT**

All packaged in low dose portions.



We create beautiful accessories for a modern, sophisticated cannabis experience at home and on the go.



We provide simplified packaging, illustrated product instructions, and engaging educational content.

The Opportunity



Women make more than 80% of healthcare purchasing decisions and account for 93% of OTC pharmaceutical purchases.

Women are among the fastest growing cannabis consumer groups, growing at 32% a year in newly legal markets.

Women drive 65% of engagement with brands on social media.

And when it comes to wine, women out buy men by 18%.

Jane West will generate sales in the accessory market as well as the consumable cannabis market.

These markets represent a tremendous and growing opportunity.

$235M

$8B

Our Business Model



Jane knows well-designed products elevate the experience of consuming, and we believe that can lead to bigger, broader social change.

We created the Jane West Collection because we believe everything is #BetterWithJane.



We generate revenue through proprietary product sales and Jane West branded packaging for cannabis flower.

Through this model, we're able to partner with the best producers in any legal market to meticulously curate each batch.



We access cannabis sales by monetizing through licensing, avoiding the high costs, restrictions, and uncertainty associated with cultivation.



We've partnered with top-tier product designers to create smoking accessories unlike anything else on the market.

Our Collection is sold through distribution and wholesalers, as well as direct-to-consumer.

As Seen In



JANE WEST 2017 MEDIA COVERAGE

97	757M	2.01M
PIECES OF COVERAGE	ONLINE READERSHIP	ESTIMATED COVERAGE VIEWS
1.52M	41.7K	4.32M
CIRCULATION	SOCIAL SHARES	READERSHIP

What People Are Saying









See the Collection




Traction



We brought 29 products from concept to market.

Jane West accessories are currently available online and in over 700 headshops, dispensaries, and boutiques.



We engaged over 400 influencers and celebrities, generating a groundswell of brand awareness and amplifying the Jane West mission across social media.



We launched fully compliant, branded cannabis products in Colorado through a pilot program that can be quickly and easily replicated in any legal market.

Jane West flower is currently sold in 10 dispensaries (and counting!) throughout Colorado, including Denver, Aspen, Vail, and Fort Collins.



We received an **"Excellence in Products"** nod from the GreenState Cannabis Awards.

Our Investors

 

$125k
Closed Q1 2016
$1M valuation

$970k
13 investors
$5.77M post-money
valuation

Our investors include professional athletes, lawyers, doctors, and seasoned wall street professionals.

We're currently 80% held by women and people of color.

Why Invest?

We sell packaging, not cannabis.
We monetize cannabis sales through licensing to avoid the risks associated with cultivation.

We are built to scale.
As a brand, we can sell our products in any legal market and are not confined to one state, like cannabis companies that touch the plant.

We have broad appeal.
We're positioned for mass distribution in the current cannabis market, while our aesthetic appeals to an expanding

Our demographic is the opportunity.
Women are among the fastest growing cannabis consumer groups, growing at 32% a year in newly legal markets.

Now is the time.
The cannabis market is massive, with the legal consumables market currently valued at $8B annually in the US alone.

We're the experts.
Our team has unrivaled experience in legal cannabis, lifestyle brand marketing, and early-stage ventures.

Join Our Tribe



The cannabis industry has already become an attractive opportunity for investors, but now we're able to truly democratize this incredible movement so that **everyone** can be a part of it.

Together, we can transform the way the world views cannabis, because *this* is the new normal.

Here's to a brighter and greener future,

Jane West

Invest in Jane West

Team

	Heather Molloy	Co-Founder, Board Member	Founder, ulu capital & consulting, LLC | MBA, Finance, Stern, New York University | BS, Marketing and Philosophy, Carroll School of Management, Boston College
	Jane West	Founder, CEO	Founder, Women Grow | Founder, Edible Events Company | MSW, Denver University | BS, International Relations, University of Wisconsin
	Susannah Grossman	Public Relations Director	Founder & Director of Strategy, Verdant Communications | COO, Mountain Medicine | Magna cum Laude, BA with Honors, English Literature, Skidmore College
	Jesse Meighan	Co-Founder, COO	Cofounder, A Peace Treaty | Academy of Art University | CFDA Incubator 2014-2015

Perks

$500   A complete set of the Jane West 2018 Collection including all four pieces; The Classic, The Wand, The Compact and The Solo valued at $162.00 MSRP

$2,500	All of the above perks plus one Jane West Beaker in cobalt valued at $250.00 MSRP
$10,000	All of the above perks plus access to live Q&A/progress sessions with Founder Jane West and Co-Founders Jesse Meighan and Heather Molloy over webcam on YouTube LIVE.
$25,000	All of the above perks, plus a private Mason Jar Event Group cannabis tasting dinner in Denver, CO with the Jane West team and a tour of our grow facility near Denver, CO (Denver only).

FAQ

Why aren't there more national cannabis brands?

Cannabis producers' markets are largely determined by the states they are licensed in, and these companies can't transport their products across state lines. In effect, state-licensed businesses are their own entities, so the standard playbook for expansion just isn't available to most brands in the space. There are some brands that have expanded nationally, but consumers may or may not be aware that their products vary from state to state, or even more locally. Even with companies that have successfully expanded operations to multiple states, an overwhelming failure to invest resources in strong marketing and branding often makes it challenging for licensed producers to gain traction.

Why do we sell packaging and not cannabis?

We provide licensees with packaging and marketing support that leverages our established brand identity, transcending the limiting, state-licensed regulatory environment.
Our visibility and following also allows us to partner with the best producers in any legal market without the capital outlay required to establish, grow and sell a branded "strain" in each locality.

Why are you calling your flower products "Day and Night" instead of those crazy strain names?

A "strain" of marijuana is generally understood to be a unique genetic blend—a hybrid—of two dominant types of flower, sativa and indica. But scientifically speaking, cannabis strains - as a system of categorization and identity - are incredibly convoluted. A 2015 study by Canadian scientists concluded: *"We show that marijuana strain names often do not reflect a meaningful genetic identity."*
So while you may be able to get "Blue Dream" at your local dispensary, it's very unlikely it will be genetically similar from state to state, and it might be something completely different in taste and effect.
We curate varietals that fit general DAY and NIGHT effect profiles. This streamlined system focuses on quality and effect, allowing us to choose the best flower batch by batch, taking into account the season and the location. In this way, each batch has its own unique fingerprint or profile - like a wine vintage.

What is earned media and why is it important?

Earned media (or free media) refers to publicity gained through coverage in any media outlet, as opposed to paid media (or advertising) or owned media (publicity generated through a brand's own channels).
As a cannabis brand, the most highly effective advertising methods are largely unavailable to us due to censorship from companies like Google and Facebook. Because we cannot pay to advertise across these platforms, we rely on high-value mainstream media coverage to reach new potential customers.
Our PR team has years of experience within the cannabis space, and has built meaningful relationships across digital media, print, and television. Through these

outlets we're able to tell the Jane West story, establishing Jane as a widely sought-after voice of authority within the industry and in the mainstream.

Combined with content and conversations generated on social media and by word of mouth, our media presence forms the basis of a brand platform that is incredibly strong and growing daily.

You've already raised money from investors - why are you crowdfunding?

Jane's mission to help women succeed in the cannabis industry is embedded in our brand's DNA. Through crowdfunding, we're able to democratize this incredible movement and shift the status quo. The majority of Americans support legalization, but very few people beyond institutional investors and very wealthy individuals have opportunities to participate financially.

We want to create a company whose ownership reflects our audience, and we believe there's a seat at the table for anyone who wants it. We want everyone, regardless of their resources or background, to be part of the most important new industry to emerge in our lifetime.